Exhibit 99.1

List of Relevant Territories for the Purposes of Irish Dividend Withholding Tax

1.	Albania	48.	Morocco
2.	Armenia	49.	Netherlands
3.	Australia	50.	New Zealand
4.	Austria	51.	Norway
5.	Bahrain	52.	Pakistan
6.	Belarus	53.	Panama
7.	Belgium	54.	Poland
8.	Bosnia and Herzegovina	55.	Portugal
9.	Botswana	56.	Qatar
10.	Bulgaria	57.	Romania
11.	Canada	58.	Russia
12.	Chile	59.	Saudi Arabia
13.	China	60.	Serbia
14.	Croatia	61.	Singapore
15.	Cyprus	62	Slovak Republic
16.	Czech Republic	63.	Slovenia
17.	Denmark	64.	South Africa
18.	Egypt	65.	Spain
19.	Estonia	66.	Sweden
20.	Ethiopia	67.	Switzerland
21.	Finland	68.	Thailand
22.	France	69.	Turkey
23.	Georgia	70.	United Kingdom
24.	Germany	71.	Ukraine
25.	Ghana	72.	United Arab Emirates
26.	Greece	73.	Uzbekistan
27.	Hong Kong	74.	United States of America
28.	Hungary	75.	Vietnam
29.	Iceland	76.	Zambia
30.	India
31.	Israel
32.	Italy
33.	Japan
34.	Kazakhstan
35.	Kenya
36.	Korea
37.	Kosovo
38.	Kuwait
39.	Latvia
40.	Lithuania
41.	Luxembourg
42.	Macedonia
43.	Malaysia
44.	Malta
45.	Mexico
46.	Moldova
47.	Montenegro